--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 1 of 15
--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                   NEW FILING


                          CAMERON FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    133425108
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 2 of 15
--------------------------------------------------------------------------------

    1      NAMES OF REPORTING PERSONS.
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Stilwell Value Partners I, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           WC, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       134,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       134,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          134,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                PN
______________________________________________________________________________

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 3 of 15
--------------------------------------------------------------------------------

    1      NAMES OF REPORTING PERSONS.
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Stilwell Associates, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           WC, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       134,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       134,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          134,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                PN
______________________________________________________________________________

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 4 of 15
--------------------------------------------------------------------------------

    1      NAMES OF REPORTING PERSONS.
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  The Margaret de Fleur Foundation, Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
            OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       134,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       134,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          134,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                OO
______________________________________________________________________________

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 5 of 15
--------------------------------------------------------------------------------

    1      NAMES OF REPORTING PERSONS.
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Stilwell Value LLC
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           WC, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       134,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       134,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          134,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                OO
______________________________________________________________________________

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 6 of 15
--------------------------------------------------------------------------------

    1      NAMES OF REPORTING PERSONS.
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Joseph Stilwell
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       134,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       134,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          134,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                IN
______________________________________________________________________________

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 7 of 15
--------------------------------------------------------------------------------


Item 1.   Security and Issuer

          This Schedule 13D is being filed jointly by Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), The Margaret de Fleur Foundation, Inc., a not-for-profit corporation organized under the laws of the State of New York ("The Margaret de Fleur Foundation"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, general partner of Stilwell Associates and President and Member of the Board of Directors of The Margaret de Fleur Foundation. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Cameron Financial Corporation (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 1304 North Walnut Street, Cameron, Missouri 64429. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates; and (iii) shares of Common Stock held in the name of The Margaret de Fleur Foundation, in Mr. Stilwell's capacity as President and Member of the Board of Directors of The Margaret de Fleur Foundation.

         The business address of The Margaret de Fleur Foundation is Post Office Box 1367, New York, New York 10011. The business address of the other Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I. The Margaret de Fleur Foundation is a charitable foundation.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 8 of 15
--------------------------------------------------------------------------------

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Stilwell Value Partners I to acquire the 85,000 shares of Common Stock it holds in its name is $1,250,861.25. Such funds were provided in part from Stilwell Value Partners I's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

         The amount of funds expended to date by Stilwell Associates to acquire the 40,000 shares of Common Stock it holds in its name is $566,239.00. Such funds were provided in part from Stilwell Associate's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by The Margaret de Fleur Foundation to acquire the 8,000 shares of Common Stock it holds in its name is $126,500.00. Such funds were provided in part from The Margaret de Fleur Foundation's investable funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by Joseph Stilwell to acquire the 1,000 shares of Common Stock it holds in its name is $16,187.50. Such funds were provided in part from Mr. Stilwell's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         All purchases of Common Stock made by the Reporting Persons using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Persons. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

         The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group plan to engage in discussions with the Issuer's management and Board of Directors to try to maximize short and long-term value of the Issuer's assets which the Group does not believe is adequately reflected in the current market price of the Issuer's Common Stock.

         Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares; (b) issuing special dividends; (c) pursuing other business combinations, such as a merger; (d) liquidating various assets; and/or
(e) selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it.

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 9 of 15
--------------------------------------------------------------------------------

         In the future members of the Group may, without limitation: (a) communicate and discuss its views with other shareholders, including discussions concerning the election of directors to the Board; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board; and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

         On May 1, 2000, certain members of the Group filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, members of the Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. will acquire SPN.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,913,749, reported as the number of outstanding shares as of May 8, 2000, on a Form 10-Q dated May 12, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners I

     (a)  Aggregate number of shares beneficially owned: 134,000
           Percentage: 7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 134,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 134,000

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CUSIP No. 133425108                 SCHEDULE 13D                  Page 10 of 15
--------------------------------------------------------------------------------

     (c) The chart below sets forth all purchases of Common Stock which Stilwell Value Partners I has made in the last 60 days. Stilwell Value Partners I currently holds 85,000 shares of Common Stock for a total purchase price of $1,250,861.25.


       ---------------------------------------------------------------------
                             Number          Price Per            Total
          Date             of Shares         Share ($)           Cost ($)
       ---------------------------------------------------------------------
        6/07/2000           12,500           14.0139           175,173.75
       ---------------------------------------------------------------------
        6/08/2000            3,000           14.1875            42,562.50
       ---------------------------------------------------------------------
        6/12/2000            1,500           14.3125            21,468.75
       ---------------------------------------------------------------------
        6/13/2000            1,000           14.3125            14,312.50
       ---------------------------------------------------------------------
        6/14/2000            1,000           14.6875            14,687.50
       ---------------------------------------------------------------------
        6/15/2000           15,000           14.6875           220,312.50
       ---------------------------------------------------------------------
        6/16/2000            3,500           14.4375            50,531.25
       ---------------------------------------------------------------------
        6/19/2000            5,000            14.625            73,125.00
       ---------------------------------------------------------------------
        6/20/2000            2,500            14.625            36,562.50
       ---------------------------------------------------------------------
        6/23/2000           20,000            14.625           292,500.00
       ---------------------------------------------------------------------
        6/27/2000            7,500           14.9375           112,031.25
       ---------------------------------------------------------------------
        6/28/2000            2,000            15.125            30,250.00
       ---------------------------------------------------------------------
        6/29/2000            1,500           15.6875            23,531.25
       ---------------------------------------------------------------------
        6/30/2000            5,000           15.8125            79,062.50
       ---------------------------------------------------------------------
        7/06/2000            4,000           16.1875            64,750.00
       ---------------------------------------------------------------------

    (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                  Page 11 of 15
--------------------------------------------------------------------------------

(B)      Stilwell Associates

    (a)  Aggregate number of shares beneficially owned: 134,000
         Percentage: 7%

    (b)   1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 134,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 134,000

    (c) The chart below sets forth all purchases of Common Stock which Stilwell Associates has made in the last 60 days. Stilwell Associates currently holds 40,000 shares of Common Stock for a total purchase price of $566,239.00.

       ---------------------------------------------------------------------
                             Number          Price Per            Total
          Date             of Shares         Share ($)           Cost ($)
       ---------------------------------------------------------------------
        6/01/2000            9,200                12           110,400.00
       ---------------------------------------------------------------------
        6/05/2000            3,000             13.25            39,750.00
       ---------------------------------------------------------------------
        6/07/2000           10,000           14.0139           140,139.00
       ---------------------------------------------------------------------
        6/19/2000            5,000            14.625            73,125.00
       ---------------------------------------------------------------------
        6/21/2000            2,800            14.625            40,950.00
       ---------------------------------------------------------------------
        7/06/2000           10,000           16.1875           161,875.00
       ---------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                  Page 12 of 15
--------------------------------------------------------------------------------

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)      The Margaret de Fleur Foundation

     (a) Aggregate number of shares beneficially owned: 134,000 Percentage: 7%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 134,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 134,000

     (c) In the last 60 days, The Margaret de Fleur Foundation purchased 8,000 shares of Common Stock, paying $15.8125 per share. This purchase was made on June 29, 2000, for a total purchase price of $126,500.00.

     (d) Because he is the President and Member of the Board of Directors of The Margaret de Fleur Foundation, Mr. Stilwell has the power to direct the affairs of The Margaret de Fleur Foundation, including the voting and disposition of shares of Common Stock held in the name of The Margaret de Fleur Foundation. Therefore, Mr. Stilwell may be deemed to share voting and disposition power with The Margaret de Fleur Foundation with regard to those shares of Common Stock.

(D)      Stilwell Value LLC

     (a) Aggregate number of shares beneficially owned: 134,000 Percentage: 7%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 134,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 134,000

     (c)  Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                  Page 13 of 15
--------------------------------------------------------------------------------

(E)         Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 134,000 Percentage: 7%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 134,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 134,000

     (c) In the last 60 days, Joseph Stilwell purchased 1,000 shares of Common Stock, paying $16.1875 per share. This purchase was made on July 6, 2000, for a total purchase price of $16,187.50.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

        Exhibit No.      Description
        -----------      ------------
             1           Joint Filing Agreement.

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                  Page 14 of 15
--------------------------------------------------------------------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     July 7, 2000

                                        STILWELL VALUE PARTNERS I, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: STILWELL VALUE LLC
                                            General Partner

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: Joseph Stilwell
                                            Managing and Sole Member

                                        STILWELL ASSOCIATES, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: Joseph Stilwell
                                            General Partner

                                        THE MARGARET DE FLEUR FOUNDATION, INC.

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: Joseph Stilwell
                                            President

                                        STILWELL VALUE LLC

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: Joseph Stilwell
                                            Managing and Sole Member

                                        JOSEPH STILWELL

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                            Joseph Stilwell

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                  Page 15 of 15
--------------------------------------------------------------------------------


                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

          Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:     July 7, 2000

                                        STILWELL VALUE PARTNERS I, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: STILWELL VALUE LLC
                                            General Partner

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: Joseph Stilwell
                                            Managing and Sole Member

                                        STILWELL ASSOCIATES, L.P.

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: Joseph Stilwell
                                            General Partner

                                        THE MARGARET DE FLEUR FOUNDATION, INC.

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: Joseph Stilwell
                                            President

                                        STILWELL VALUE LLC

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                        By: Joseph Stilwell
                                            Managing and Sole Member

                                        JOSEPH STILWELL

                                        /s/ Joseph Stilwell
                                        --------------------------------------
                                            Joseph Stilwell